July 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Catherine De Lorenzo

Re:	CF Acquisition Corp. A
Registration Statement on Form S-1
File No. 333-280230
Filed June 14, 2024

Dear Ms. De Lorenzo:

Cantor Equity Partners, Inc. (formerly known as CF Acquisition Corp. A) (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated June 26, 2024 (the “Letter”) regarding the above-referenced Draft Registration Statement on Form S-1 (the “Form S-1”) submitted on June 14, 2024. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

Form S-1 filed June 14, 2024

Permitted Purchases of Our Shares, page 103

1.	We note your disclosure on page 103 stating that, in the event your initial shareholders, directors, officers, or their affiliates were to purchase shares from public shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including that your registration statement/proxy statement filed for your business combination transaction would include a representation that any of your securities purchased by your initial shareholders, directors, officers, or any of their affiliates would not be voted in favor of approving the business combination transaction. Please reconcile with the letter agreement filed as Exhibit 10.4 and the disclosure on page 106 and elsewhere stating that in the event that you submit your initial business combination to public shareholders for a vote, your initial shareholders and management have agreed to vote their founder shares, private placement shares and public shares in favor of your initial business combination. Please reconcile or advise. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

In response to the Staff’s comment, we have revised the disclosure on this page and throughout the Form S-1 and revised Exhibit 10.4, in each case, to address that shares purchased in compliance with the requirements of Rule 14e-5 under the Exchange Act will not be voted in favor of our initial business combination.

Exhibits

2.	The trust account termination letter attached as Exhibit A to Exhibit 10.5, the Investment Management Trust Agreement, states that “[o]n the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially concurrently with your transfer of funds….” Nasdaq Listing Rule IM-5101-2 states that “[a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an independent trustee.” It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. Please revise your disclosure for consistency with the Nasdaq listing rules.

In response to the Staff’s comment, we have revised Exhibit 10.5.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

CANTOR EQUITY PARTNERS, INC.

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

cc:	Stuart Neuhauser, Esq.